Exhibit 99.20

Peter Flagel Director Gibbons P.C. One Pennsylvania Plaza 45th Floor, Suite 4515 New York, NY 10119 Direct: 212-613-2091 Fax: +1 212-554-9685 pflagel@gibbonslaw.com

September 18, 2024

VIA EMAIL

Procaps Group S.A. 9 Rue De Bitbourg L-1273 Luxembourg Grand Duchy of Luxembourg

Mr. Jose Antonio Vieira, Chief Executive Officer

Board of Directors:

Mr. Kyle P. Bransfield

Mr. Luis Fernando Castro

Mr. Jose Minski

Mr. Ruben Minski Gontovnik

Ms. Sandra Sanchez y Oldenhage

Mr. David Yanovich Wancier

Mr. Alberto Eguiguren Correa

Copies to:

Procaps Group S.A. 9 Rue De Bitbourg L-1273 Luxembourg Grand Duchy of Luxembourg	Ms. Marcela Carvajalino Pagano VP of Legal Affairs

Greenberg Traurig, P.A. 333 S.E. 2nd Avenue, Miami, FL 33131	Raffael Fiumara Shareholder Arnaldo C. Rego, Jr. Shareholder

Linklaters LLP 1290 Avenue of the Americas New York, NY 10104	Adam Lurie Matthew Poulter

Re:	Reimbursement of Investigation Costs

Dear Members of the Board of Directors:

Hoche Partners Pharma Holding S.A. (“Hoche”) notes from the Company’s press release on Form 6-K filed today that as part of the forbearance agreements with lenders, on September 12, 2024, the Company issued a junior unsecured subordinated promissory note (“Olvi Note”) amounting to $5,000,000 to Olvi Investment Limited (“Olvi”), an entity controlled by the Minski Family, including Jose Minski and Ruben Minski, both, members of the Board of Procaps. Without reviewing the terms Olvi Note, Hoche has significant doubt that the Olvi Note was entered into on an arm’s – length basis.

September 18, 2024

The issuance of the Olvi Note must have been approved by an affirmative resolution of the Board. Therefore, pending any information to the contrary, Hoche must conclude that the Board has neither considered, nor demanded, reimbursement of costs of the internal investigation from the Minskis as the appropriate alternative funding source for the Company. Considering Jose Minski and Ruben Minski are Board members and are part of the Minski family that controls Olvi, we must conclude that any attempt to seek reimbursement has effectively been thwarted by such individuals without protest by other Board members. It goes without saying that as a matter of good corporate governance practice, the Minski Board members, as related parties, should have recused themselves in any Board resolutions related to the issuance of the Olvi Note or the decision not to demand reimbursement from the majority shareholders for the current and future investigation costs. The records will reflect whether the Board acted appropriately in this regard.

Instead of issuing the Olvi Note, the Company should have demanded that the majority shareholders, who are demonstrably responsible for the investigation costs because they alone caused the Company’s current predicament, cover Procaps’ investigations expenses to date and for the future. This would have resolved the short term cash requirements of Procaps at the same time as it would have shown the market that an independent board is acting to hold the responsible parties accountable.

On several occasions, through written communication, Hoche has demanded that the majority shareholders reimburse the Company for all costs and expenses that resulted from the Company’s inability to timely file its annual report on form 20-F and the subsequent accounting investigation into past related party transactions. The demand for reimbursement was first made through a letter from us to Procaps on July 16, 2024, then on July 25, 2024 (as part of Hoche’s non-binding offer to the Board), and subsequently again on July 29, 2024 (again, via a letter from us to Procaps).

To date, the Board has not responded to Hoche’s demand for reimbursement, or even considered its merits. Hoche estimates the current total cost of the investigation ranges from $5,000,000 to $10,000,000 (and increasing every day). Considering the Company’s current financial situation, entry into forbearance agreements with key lenders, operational and macroeconomic challenges, declining cash flow and increased debt, it is unacceptable that the Board has not demanded reimbursement of significant costs of the internal investigation.

Hoche expects that for future meetings of the Board involving reimbursement of expenses, or capitalization of Procaps of any kind by the Minski family, or any other kind of related-party transactions, Jose Minski and Ruben Minski will recuse themselves, so the Board may function in a transparent manner in accordance with accepted corporate governance practices. Hoche’s perspective is that the increasing influence and hold over Board by the Minski family is permeating into routine operational decisions of the Company.

The Board’s reticent behaviour in relation to the responsible parties’ obvious disregard for the Company’s long-term viability and the lack of any information, disclosures and conclusion of the internal investigation continues to evidence that the Board is beholden to such responsible parties and refuses to act independently for the best interests of Procaps’ shareholders other than the majority shareholder. Hoche is highly concerned about the Board’s inability to demand reimbursement from the majority shareholders.

Once again, Hoche directs the Board to demand reimbursement of the costs of the internal investigation, and invites a response justifying its presumptive decision not to do so.

Sincerely,

Peter Flagel
Director